Primary Business Name: CODA MARKETS, INC.   **BD Number: 36187**

BD - AMENDMENT

05/14/2024

BD - INDIRECT OWNERS

No Information Filed

© 2024 FINRA. All rights reserved. FINRA is a registered trademark of the Financial Industry Regulatory Authority, Inc.
Privacy | Legal | Terms & Conditions